Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

Q2 2021 Earnings Results September 1, 2021

Corporate presentation Disclaimer • This presentation (the "Presentation") has been prepared and is issued by, and is the sole responsibility of Codere, S . A . (“Codere" or "the Company") . For the purposes hereof, the Presentation shall mean and include the slides that follow, any prospective oral presentations of such slides by the Company, as well as any question - and - answer session that may follow that oral presentation and any materials distributed at, or in connection with, any of the above . • The information contained in the Presentation has not been independently verified and some of the information is in summary form . No representation or warranty, express or implied, is made by Codere or any of its affiliates (together, “Codere Group”), nor by their directors, officers, employees, representatives or agents as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein . None of Codere nor any of its affiliates, nor their respective directors, officers, employees, representatives or agents shall have any liability whatsoever (in negligence or otherwise) for any direct or consequential loss, damages, costs or prejudices whatsoever arising from the use of the Presentation or its contents or otherwise arising in connection with the Presentation, save with respect to any liability for fraud, and expressly disclaim any and all liability whether direct or indirect, express or implied, contractual, tortious, statutory or otherwise, in connection with the accuracy or completeness of the information or for any of the opinions contained herein or for any errors, omissions or misstatements contained in the Presentation . • The information contained in the Presentation, including but not limited to forward - looking statements, is provided as of the date hereof and is not intended to give any assurances as to future results . No person is under any obligation to update, complete, revise or keep current the information contained in the Presentation, whether as a result of new information, future events or results or otherwise . The information contained in the Presentation may be subject to change without notice and must not be relied upon for any purpose . • This Presentation contains financial information derived from Codere’s unaudited financial statements for the quarter and, if applicable, year to date period . None of this financial information has been audited by our auditors . Financial information by business areas is presented according to GAAP as well as internal Codere Group’s criteria including a restatement of historical figures to reflect, among other things, an exclusion of non - recurring items and impact of effective exchange rates, in each case as per management estimates . These criteria do not follow any particular regulation and can include historical figures, forecasts and subjective valuations which could represent substantial differences should a different methodology be applied . • Market and competitive position data in the Presentation has generally been obtained from industry publications and surveys or studies conducted by third - party sources . Peer firm information presented herein has been taken from peer firm public reports . There are limitations with respect to the availability, accuracy, completeness and comparability of such data . Codere has not independently verified such data and can provide no assurance of its accuracy or completeness . Certain statements in the Presentation regarding the market and competitive position data are based on the internal analyses of Codere, which involve certain assumptions and estimates . These internal analyses have not been verified by any independent source and there can be no assurance that the assumptions or estimates are accurate . Accordingly, undue reliance should not be placed on any of the industry, market or Codere’s competitive position data contained in the Presentation . • Alternative Performance Measures : This report includes certain Alternative Performance Measures (“APMs”) in accordance with the European Securities and Markets Authority (ESMA) Directive 2015 / 1415 . These measures, which are not defined under IFRS standards, are intended to provide more accurate, comparable and reliable information in order to improve the understanding of the Company’s financial performance and its reported information . For definitions, usage rationales and reconciliation of these metrics with IFRS, please visit the Presentations section within the Shareholders and Investors site of www . codere . com . • The distribution of this Presentation in certain jurisdictions may be restricted by law . Recipients of this Presentation should inform themselves about and observe such restrictions . Codere disclaims any liability for the distribution of this Presentation by any of its recipients . • Codere is not nor can it be held responsible for the use, valuations, opinions, expectations or decisions which might be adopted by third parties following the publication of this Presentation . No one should purchase or subscribe for any securities in the Company on the basis of this Presentation . This Presentation does not constitute or form part of, and should not be construed as, ( i ) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to any securities ; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities . • By receiving or accessing to this Presentation you accept and agree to be bound by the foregoing terms, conditions and restrictions . • Notice on Rounding . Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures .

Corporate presentation Disclaimer (cont’d) Important Information about the Business Combination and Where to Find It Codere Online Luxembourg, S . A . (“Holdco”), Servicios de Juego Online, S . A . U . (together with its consolidated subsidiaries, “Codere Online”), DD 3 Acquisition Corp . II (“DD 3 ”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD 3 and Codere Online to become wholly - owned subsidiaries of Holdco (the “Proposed Business Combination”) . In connection with the Proposed Business Combination, a registration statement on Form F - 4 (the “Form F - 4 ”) has been filed by Holdco with the U . S . Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement relating to DD 3 's solicitation of proxies from DD 3 's stockholders in connection with the Proposed Business Combination and other matters described in the Form F - 4 , as well as a preliminary prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION . After the Form F - 4 has been declared effective, the definitive proxy statement/prospectus will be mailed to DD 3 's stockholders as of a record date to be established for voting on the Proposed Business Combination . Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www . sec . gov, or by directing a request to Codere Online Luxembourg, S . A . , 7 rue Robert Stümper , L - 2557 Luxembourg, Grand Duchy of Luxembourg . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Forward - Looking Statements C odere cautions that this report may contain forward looking statements with respect to the business, financial condition, results of operations, strategy, plans and objectives of the Codere Group . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a certain number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to, (1) general market, macroeconomic, governmental, political and regulatory trends ; (2) movements in local and international securities markets, currency exchange rate and interest rates ; (3) competitive pressures ; (4) technical developments ; (5) changes in the financial position or credit worthiness of our customers, obligors and counterparts . These and other risk factors published in our past and future filings and reports, including those with the Spanish Securities and Exchange Commission (“CNMV”) and available to the public both in Codere's website (www . codere . com) and in the CNMV's website (www . cnmv . es), as well as other risk factors currently unknown or not foreseeable, which may be beyond Codere's control, could adversely affect our business and financial performance and cause actual results to differ materially from those implied in the forward - looking statements . Additionally , this report includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . All statements other than statements of historical fact contained in this report, including any statements as to Holdco's, Codere Online's , DD 3 's or the combined company's future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward - looking statements . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Holdco's, Codere Online's , DD 3 's and the combined company's actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, Holdco's, Codere Online's and DD 3 's expectations with respect to the timing of the completion of the Proposed Business Combination . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward - looking statements . Most of these factors are outside Holdco's, Codere Online's and DD 3 's control and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement ; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD 3 following the announcement of the Business Combination Agreement and the transactions contemplated therein ; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD 3 's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement ; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close ; (5) the impact of COVID - 19 on Codere Online's business and/or the ability of the parties to complete the Proposed Business Combination ; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares or warrants on NASDAQ following the Proposed Business Combination ; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination ; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees ; (9) costs related to the Proposed Business Combination ; (10) changes in applicable laws or regulations ; (11) the amount of redemptions by DD 3 's stockholders in connection with the Proposed Business Combination ; and (12) the possibility that Holdco, Codere Online or DD 3 may be adversely affected by other economic, business and/or competitive factors . The foregoing list of factors is not exclusive . Additional information concerning certain of these and other risk factors is contained in DD 3 's most recent filings with the SEC and the Form F - 4 , and, after the Form F - 4 has been declared effective by the SEC, will be contained in the definitive proxy statement/prospectus to be mailed to DD 3 's stockholders in connection with the Proposed Business Combination . All subsequent written and oral forward - looking statements concerning Holdco, DD 3 , Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD 3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . Readers are cautioned not to place undue reliance upon any forward - looking statements, which speak only as of the date made . Each of Holdco, Codere Online and DD 3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law . No Offer or Solicitation This report is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination . This report also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Participants in the Solicitation Holdco, Codere Online and DD 3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination . Information regarding the names, affiliations and interests of DD 3 's directors and executive officers is set forth in the final prospectus for DD 3 's initial public offering filed with the SEC on December 10 , 2020 , as well as in other documents DD 3 has filed with the SEC . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD 3 's stockholders in connection with the Proposed Business Combination is set forth in the Form F - 4 . Information concerning the interests of Holdco's, Codere Online's and DD 3 's participants in the solicitation, which may, in some cases, be different than those of Holdco's, Codere Online's and DD 3 's equity holders generally, is also set forth in the Form F - 4 . Shareholders, potential investors and other interested persons should read carefully the preliminary proxy statement/prospectus included in the Form F - 4 , and, when it becomes available, the definitive proxy statement/prospectus, before making any voting or investment decisions . You may obtain free copies of these documents, once available, from the sources indicated above .

Corporate presentation Table of Contents • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. 2021 Outlook • 5. Appendix 4

1. Trading Update

codere

- Our business continued to show strength and ability to quickly recover revenues in the second quarter of the year. Still, additional closings in Argentina, Uruguay, and the late reopening of Italy negatively impacted our Q2 numbers. As we anticipated, we have returned to a fully operational portfolio between June and July, with the exception of a few halls in Mexico.
  - Though most of our venues are open we are still operating under numerous restrictions (capacity, opening hours, etc.)
- The additional and unexpected closings (Argentina, Uruguay) and delay in reopenings (Italy) have caused us to revisit and lower our full year 2021 EBITDA projections vis a vis the ones we publically shared with the market in April in the context of the Lock-Up Agreement announcement. More details are provided on 2021 Outlook section.
- Performance in the open markets continues to be strong, particularly in Spain retail, where restrictions softened since the end of the State of Alarm. Argentina has also recovered revenues quickly upon reopening in July. Mexico, also continued to recover revenue levels but is still affected by material operational restrictions and temporary closings which are preventing us to reach the full potential.
- On June 21, we entered into a business combination agreement with Nasdaq traded SPAC DD3 Acquisition Corp. II to dispose a minority interest of our online business ("Codere Online"). Following completion, Codere Online will become the first publicly-listed online gaming operator in Latin America. Further details are provided in the next slides.
- We continue to make progress on the Restructuring Transaction we announced on April 22 (following the entering into a Lock-Up Agreement with a group of our main bondholders – the Ad-Hoc Group or "AHC"). Given the high level of accessions to the Lock-Up Agreement, we expect to implement the Transaction via a Consent Solicitation/ Exchange Offer, which we expect to formally launch over the coming days, allowing us to complete the process in the second half of October. We expect that, upon completion of the full financial restructuring, the Shareholder's Assembly of Codere S.A. will initiate its liquidation process, which will trigger the delisting of the company from the Spanish Stock Exchange.
- In the context of the Restructuring, we received the €70mm 2nd tranche Bridge Notes by the end of May, improving our liquidity position to over €90 mm by the end of June.

Accounting Implications from the Financial Restructuring: the Company has applied IFRS 5, resulting in all the assets and liabilities which are going to be transferred in the context of the Restructuring Transaction, being grouped under a single heading in our Balance Sheet (Assets/Liabilities subject to change of control), and operations presented as "Discontinued operations" in our Income Statement. As such, all the financial information contained herein, which is being provided to enable a proper understanding of our performance, should be considered proforma prior to the application of the accounting implications described above.

5

1. Trading Update – Online Transaction Overview (i)

codere

- On June 21, 2021, the Company announced that certain of its subsidiaries, including Codere Newco, S.A.U. ("Codere Newco") and Servicios de Juego Online, S.A.U., entered into a business combination agreement relating to a transaction (the "Online Transaction") involving the disposal of a minority interest in Codere's online business ("Codere Online"). As part of the Online Transaction:
  - Codere Newco will contribute Codere Online to a newly incorporated Luxembourg based holding company, Codere Online Luxembourg, S.A. (“Luxco”), which will in turn via a merger acquire DD3 Acquisition Corp. II, a special purpose acquisition company ("SPAC").
  - Luxco will be listed on the NASDAQ.
  - Codere will maintain a between 54%-73% ownership stake in Codere Online, depending on SPAC Investor redemptions. Existing Codere Online management will continue operating the business.
  - Four institutional investors (Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners) have committed to a private investment of $67 mm and Baron Funds to roll-over c. $10 mm of shares in the SPAC, resulting in minimum transaction proceeds of $77 mm.
  - The SPAC has $125 mm of cash in its trust account – implying total proceeds ranging from $77m to $192 mm depending on redemptions, prior to any expenses.
- The Online Transaction values the combined company at an estimated pro forma enterprise value of approximately $350 mm or 2.3x Codere Online’s estimated 2022 revenue of approximately $150 mm. Codere will be permitted to withdraw up to $30 mm of any proceeds of the Online Transaction in excess of $125 mm. The remaining proceeds, net of transaction expenses, will primarily be used to fund marketing.
- The Online Transaction is expected to complete in Q4 2021.
- Further information relating to Codere Online, including the F-4 Registration Statement recently filed with SEC, can be accessed through http://www.codereonline.com.

6

1. Trading Update – Online Transaction Overview (ii)

codere

Key Transaction Terms

- DD3 Acquisition Corp. II (Nasdaq: DDMX, "DD3") has entered into a definitive agreement to combine with Codere Online
- Alongside DD3's $125mm cash in trust[(1)], a PIPE commitment of $67mm has been secured, provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners
- Existing Codere Online management to continue operating the business and Codere Group to maintain majority ownership post-transaction
- Proceeds to be used to fund marketing expenditure, technology platform improvements and new market entry costs

Sources and Uses[(1)] ($MM)

Sources		Uses	
SPAC Cash in Trust	$125	Cash to Balance Sheet	$144
Sellers' Rollover Equity	270	Sellers' Rollover Equity	270
PIPE	67	Cash to Codere Group	30
		Transaction Fees	18
Total Sources	**$462**	**Total Uses**	**$462**

Pro Forma Valuation[(1)] ($MM)

	2022E	2023E
Revenue	$152	$203
Post-Money TEV / Revenue	**2.3x**	**1.7x**
Price Per Share	$10.00	
(x) Pro Forma Shares Outstanding	49.7	
Post-Money Equity Value	**$497**	
(+) Debt	-	
(-) Cash	(144)	
Post-Money TEV	**$353**	

Pro Forma Post Money Ownership[(1)(2)]

(in millions)	Shares
Codere Group	27.0
Public Shares	12.5
PIPE Shares	6.7
Founder Shares / Private Shares	3.5
Total Shares	**49.7**



54.3%
25.1%
13.5%
7.0%

(1) Assumes no redemptions.

(2) Does not reflect beneficial ownership.

7

Corporate presentation Table of Contents 8 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. 2021 Outlook • 5. Appendix

319 286 186 110 23 - 22 20 302 266 164 86.1 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm LTM EBITDA excl. NR items 79.9 81.8 47.7 (23.7) 4.6 (6.1) 3.5 18.1 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 1,389.4 1,313.8 1,005.0 804.7 594.6 443.3 543.3 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 343.4 344.0 278.5 39.1 143.0 134.0 127.2 139.1 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Consolidated Revenue and Adjusted EBITDA 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 9.4% n.a n.a (89.2%) 22.6% (45.9%) 9 n.a n.a Slow Revenue recovery driven by sustained closings and restrictions

1Q - 21 Inflation Rate: 6 .0%. 1Q - 21 MXN Devaluation vs EUR: (6.0%) 117.0 100.3 59.6 24.9 (1.1) (17.8) 3.4 38.0% 34.9% 28.2% 17.3% 3.4% 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 28.1 25.0 17.4 (10.9) (6.5) (1.1) 0.7 10.2 37.1% 34.1% 28.8% 3.3% 24.8% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 307.8 287.7 211.5 144.0 97.8 59.5 98.9 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 75.9 73.3 60.4 1.8 8.4 27.2 22.1 41.2 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Mexico 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 86.4% n.a n.a . (94.3%) 66.2% (53.2%) 10 n.a n.a Revenue pick - up in Q2 on the back of the reopening of CDMX and EDOMEX, but still volatile

2. Mexico – Operational Performance

codere

Positive revenue trend since mid-March after reopening of Mexico City and State of Mexico. Softer performance from July due to recent Covid wave, which is affecting negatively the number of visits to our halls.

Total Gross Win



Total Gross Win 2021
% vs Total GW 2019
Mexico City and State of Mexico reopenings
MXN k
26% 25% 18% 16% 19% 22% 32% 27% 31% 33% 49% 46% 52% 57% 71% 60% 54% 59% 67% 63% 63% 60% 64% 68% 61% 61% 67% 64% 72% 46% 62% 58%
2021 Jan W1, 2021 Jan W2, 2021 Jan W3, 2021 Jan W4, 2021 Feb W5, 2021 Feb W6, 2021 Feb W7, 2021 Feb W8, 2021 Mar W9, 2021 Mar W10, 2021 Mar W11, 2021 Mar W12, 2021 Apr W13, 2021 Apr W14, 2021 Apr W15, 2021 Apr W16, 2021 May W17, 2021 May W18, 2021 May W19, 2021 May W20, 2021 May W21, 2021 Jun W22, 2021 Jun W23, 2021 Jun W24, 2021 Jun W25, 2021 Jul W26, 2021 Jul W27, 2021 Jul W28, 2021 Jul W29, 2021 Aug W30, 2021 Aug W31, 2021 Aug W32

- Our halls (except State of Mexico) reopened progressively between June and November, 2020, although subject to different capacity, opening hours and age restrictions. By the end of December, 2020, local authorities ordered the temporary closure of Mexico City and some other regions reducing significantly the number of halls in operation (31) and our revenues by mid-January, 2021.
- On March 15, 2021, Mexico City and the State of Mexico opened (22 halls) reaching 79 halls in operation, with revenues representing c. 70% of 2019 revenue (on a same halls basis).
- During Q2 2021, there have been on average 85 halls operating under restrictions (opening hours and sometimes the closure of the halls on a specific day of the week). At the end of July, a recent wave of Covid is affecting the country, with some closures and additional restrictions implemented, reducing the number of visits to our gaming halls and affecting our revenue levels.
- As of today, almost all of our gaming halls are opened (83 out of 88).

Reopening Calendar

State	# Halls	Reopening	% active slots	Restriction	
				Age	Opening hours
Baja California Norte	1	2-Jul	48%		Open from 10 am to 3 am
Michoacán	1	8-Jul	58%		Open from 10 am to 3 am (Th to Sun 10am to 12 pm)
Sinaloa	1	22-Jul	64%		Open from 9 am to 4 am next day
Sinaloa	1	30-Jul	53%		Open from 9 am to 3 am next day
Baja California Norte	2	1-Aug	50%		Open from 10 am to 3 am next day
Colima	1	11-Aug	59%	>60	Open from 10 am to 8 pm
Campeche	1	12-Sep	68%	>60	Open from 11 am to 2 am next day
Chiapas	1	18-Sep	58%		Open from 8 am to 2 am next day
Sinaloa	3	18-Sep	50%		Open from 9 am to 1 am next day
Guanajuato	3	5-Oct	75%		Open from 11 am to 3 am
Guanajuato	1	8-Oct	73%		Open from 11 am to 3 am
Tabasco	2	16-Oct	55%		Open Weekdays from 10 am to 9 pm. Sundays closed
Yucatán	1	20-Oct	80%		Open from 11 am to 10 pm
Aguascalientes	1	1-Dec	59%		Open from 10 am to 2 am
Quintana Roo	4	4-Dec	68%		Open from 10 am to 11 pm
Veracruz	1	10-Nov	73%		Open from 9 am to 11 pm
Durango	1	19-Dec	70%		Sun- Th Open from 8 am to 2 am Fri-Sat 8 am to 12 am
Baja California Norte	2	25-Jan	52%		Open from 12 am to 5 am
Nuevo León	2	5-Feb	58%		Open from 9 am to 12 am
Sonora	1	7-Feb	73%		Open from 9 am to 2 am
Jalisco	4	13-Feb	55%		Open from 10 am to 3 am
Morelos	2	15-Feb	60%		Open from 10 am to 3 am
Querétaro	1	15-Feb	61%	>60	Open from 10 am to 12 am
Chihuahua	2	16-Feb	62%		Open from 10 am to 12 am
Sonora	1	1-Mar	80%		Open from 9 am to 2 am
Chihuahua	1	1-Mar	62%		Open from 10 am to 12 am
Sonora	1	2-Mar	40%		Open from 9 am to 2 am
Sonora	1	8-Mar	57%		Open from 9 am to 2 am
CDMX	18	15-Mar	50%		Open from 10 am to 11 pm /12 am
EDOMEX	9	15-Mar	50%		Open from 10 am to 11 pm /12 am
Puebla	4	2-Apr	65%		Open from 10 am to 10 pm.
Sonora	1	7-May	75%		Open from 9 am to 2 am
Veracruz	5	9-Aug	69%		Open from 9 am to 11 pm
Veracruz	1	13-Aug	72%		Open from 9 am to 11 pm
Jalisco	1	19-Aug	55%		Open from 10 am to 3 am
Total Halls	**83**		**62%**		

State	# Halls	Reopening	% active slots	Restriction
BC Sur	2			
Guerrero	2	1-Mar	67%	
San Luis Potosí	1	15-Mar	40%	
Total Closures	**5**		**54%**	

11

77.8 73.9 48.4 20.2 (5.5) (13.9) (13.9) 24.5% 24.5% 21.9% 14.4% 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 20.9 19.9 14.4 (6.8) (7.2) (5.8) 6.0 (6.9) 26.0% 26.2% 22.2% 15.8% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 317.2 301.3 221.3 140.8 70.7 43.9 47.3 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 80.6 75.9 64.8 0.0 0.0 5.9 38.0 3.5 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Argentina (1) 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA (1) Does not consider inflation accounting adjustments. n.a n.a 7.7% (78.6%) 2 Q - 21 Inflation Rate: 48.4%. 2 Q - 21 ARS Devaluation vs EUR: 52.2% 12 (90.8%) n.a n.a (0.6%)

2. Argentina – Operational Performance

Strong recovery since the reopening of our gaming halls in late July, reaching revenue levels above first months of the year when reopened at first time.

Total Gross Win



Closed between end of April and end of July
ARS Mill.
59% 60% 47% 101% 101% 107% 117% 116% 120% 125% 120% 131% 133% 139% 133% 107% 64% 8% 2% 68% 108% 133% 110%
W51 W52 W53-1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W13 W14 W15 W16 W17 W30 W31 W32 W33
14-20 21-27 28-3 4-10 11-17 18-24 25-31 1-7 8-14 15-21 22-28 1-7 8-14 15-21 22-28 29-4 5-11 12-18 19-25 19-25 26-01 02-08 09-15
Dec Jan Feb Mar Apr Aug
Total Gross Win 2020-21
% Vs. Total Gross Win '19

Total Coin-in



Closed between end of April and end of July
ARS Mill.
54% 59% 77% 102% 101% 107% 115% 119% 130% 132% 129% 141% 143% 151% 142% 113% 70% 11% 3% 72% 111% 131% 117%
W51 W52 W53-1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W13 W14 W15 W16 W17 W30 W31 W32 W33
14-20 21-27 28-3 4-10 11-17 18-24 25-31 1-7 8-14 15-21 22-28 1-7 8-14 15-21 22-28 29-4 5-11 12-18 19-25 19-25 26-01 02-08 09-15
Dec Jan Feb Mar Apr Aug
Total Coin in 2020-21
% Vs. Total Coin in '19

Operational Update

- In the Province of Buenos Aires, the Government authorized the reopening of our 13 gaming halls on December 14. The initial performance was positive despite operational restrictions and the 50% reduction of active slots, with gross win growing over 2019 levels.
- On January 18, authorities imposed mandatory closings between 1 and 6 a.m.
- On April 9, Authorities ordered the mandatory closure of halls due to the worsening of the pandemic evolution in the country. Since then, halls in Greater Buenos Aires are totally closed and halls in Mar del Plata reopened on April 10 but closed on April 20.
- Greater Buenos Aires reopened on July, 21 and Mar del Plata on July,31, with preliminary performance in the first weeks above first months of 2021.

13

47.5 43.8 27.9 27.9 17.2 11.1 29.7 25.0% 24.1% 20.0% 21.2% 14.8% 10.8% 21.9% 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 11.3 13.7 7.6 (4.7) 11.4 2.9 1.5 13.9 24.6% 28.7% 18.8% 29.8% 9.0% 5.6% 36.1% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 189.8 181.7 139.6 131.8 116.4 102.5 135.6 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 46.0 47.6 40.5 5.5 38.2 32.2 26.6 38.6 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Spain 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA 45.1% n.a n.a 6.5% 32.3% (2.9%) 14 n.a n.a Restrictions softening progressively since State of Alarm ended on May 9 allowed for strong sequential growth.

Spain – Operational Performance 2. Gross Win Slots Gross Win Sports Betting • Our operations were affected across all regions during the last quarter of the 2020 and early 2021 , especially after the Christmas holidays, when additional restrictions, temporary closings and stricter curfews were decreed (affecting bars and restaurants which are subject to harder capacity and opening hours restrictions) . • On May 9 , the Government lifted the State of Alarm and the restrictions have already softened across most regions and a new phase of reactivation and softening restrictions started . In April and June, some regions applied additional restrictions, with a lower impact on the total revenue . • Slots business shows a strong recovery during Q 2 2021 reaching revenue levels at 80% , only affected in some months for those punctual restrictions . • Sports betting reflects the positive impact driven by the UEFA Euro 21 since mid - June to mid - July, followed by the low summer season . Operational Update 15 Steady revenue recovery, with minor impact of isolated restrictions and sports betting seasonality in the last months . Regional closures Regional closures 57% 51% 50% 55% 75% 56% 84% 58% 44% 56% 58% 55% 37% 32% 34% 44% 53% 53% 64% 65% 78% 57% 80% 93% 66% 69% 74% 68% 83% 81% 86% 86% 83% 78% 98% 61% 73% 71% 84% 83% 119% W45 W46 W47 W48 W49 W50 W51 W52 W53 W1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W13 W14 W15 W16 W17 W18 W19 W20 W21 W22 W23 W24 W25 W26 W27 W28 W29 W30 W31 W32 2-8 9- 15 16- 22 23- 29 30- 6 7- 13 14- 20 21- 27 28- 3 4- 10 11- 17 18- 24 25- 31 1-7 8- 14 15- 21 22- 28 1-7 8- 14 15- 21 22- 28 29- 4 5- 11 12- 18 19- 25 26- 2 3-9 10- 16 17- 23 24- 30 31- 6 7- 13 14- 20 21- 27 28- 4 5- 11 12- 18 19- 25 26- 1 2-8 9- 15 Nov Dec Jan Feb Mar Apr May Jun Jul Aug EUR mm Total GW Slots 2020-21 GW vs. 2019 87% 63% 68% 60% 78% 75% 76% 90% 90% 71% 66% 53% 45% 49% 45% 57% 61% 72% 77% 95% 70% 68% 81% 77% 74% 80% 86% 79% 91% 97% 87% 84% 98% 94% 108% 97% 69% 80% 92% 84% 86% W45 W46 W47 W48 W49 W50 W51 W52 W53 W1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W13 W14 W15 W16 W17 W18 W19 W20 W21 W22 W23 W24 W25 W26 W27 W28 W29 W30 W31 W32 2-8 9- 15 16- 22 23- 29 30- 6 7- 13 14- 20 21- 27 28- 3 4- 10 11- 17 18- 24 25- 31 1-7 8- 14 15- 21 22- 28 1-7 8- 14 15- 21 22- 28 29- 4 5- 11 12- 18 19- 25 26- 2 3-9 10- 16 17- 23 24- 30 31- 6 7- 13 14- 20 21- 27 28- 4 5- 11 12- 18 19- 25 26- 1 2-8 9- 15 Nov Dec Jan Feb Mar Apr May Jun Jul Aug EUR mm Total GW SB 2020-21 % Handle vs. 2019

28.6 21.5 10.9 8.8 (3.9) (9.1) (5.6) 8.3% 6.8% 4.6% 4.0% 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 7.3 9.2 (0.5) (5.1) 5.1 (3.4) (5.7) (1.6) 8.8% 10.4% 7.8% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 343.3 317.0 238.5 221.1 154.7 94.5 100.0 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 82.6 89.0 60.2 6.6 65.3 22.6 0.0 12.1 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Italy 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA n.a 84.2% 38.5% n.a 5.8% (58.1%) 16 Operations resumed progressively in June, allowing for some revenue generation in Q2. 71.9% 69.2%

2. Italy – Operational Performance

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Strong and rapid revenue recovery since the reopening of our bingo halls in June 2021 above revenue levels of last year.

Gross Win VLTs


Closed between Oct 26, 2020 and Jun 14, 2021
Total Gross Win VLTs
% Vs. Same Halls 2019
EUR '000
92% 83% 70% 66% 67% 67% 67% 67% 69% 72% 75% 64% 67% 81% 67% 67% 70% 65% 42% 90% 166% 164% 78% 98% 91% 95% 80% 61%
Jun 15-21 W25
Jun 22-28 W26
Jul 29-05 W27
Jul 06-12 W28
Jul 13-19 W29
Jul 20-26 W30
aug-20 27-02 W31
aug-20 03-09 W32
aug-20 10-16 W33
aug-20 17-23 W34
aug-20 24-30 W35
sep-20 31-06 W36
sep-20 07-13 W37
sep-20 14-20 W38
sep-20 21-27 W39
oct-20 28-04 W40
oct-20 05-11 W41
oct-20 12-18 W42
oct-20 19-25 W43
jun-21 13-19 W23
jun-21 14-20 W24
jun-21 21-27 W25
jun-21 28-04 W26
jul-21 05-11 W27
jul-21 12-18 W28
jul-21 19-25 W29
jul-21 26-01 W30
aug-21 02-08 W31
aug-21 09-15 W32

Gross Win AWPs


Closed between Nov 6, 2020 and Jun 14, 2021
Total Gross Win AWPs
EUR '000
33% 24% 75% 76% 79% 67% 85% 65% 90% 85% 73% 107% 79% 89% 57% 92% 58% 59% 59% 77% 109% 20% 79% 66% 70% 93% 66% 117% 46% 71%
W25 W26 W27 W28 W29 W30 W31 W32 W33 W34 W35 W36 W37 W38 W39 W40 W41 W42 W43 W44 W45 W23 W24 W25 W26 W27 W28 W29 W30 W31 W32
15-21 22-28 29-05 06-12 13-19 20-26 27-02 03-09 10-16 17-23 24-30 31-06 07-13 14-20 21-27 28-04 05-11 12-18 19-25 26-01 02-08 13-19 14-20 21-27 28-04 05-11 12-18 19-25 26-01 02-08 09-15
Jun
Jul
aug-20
sep-20
oct-20
nov-20
jun-21
jul-21
aug-21

Gross Win Bingo


Closed between Oct 26, 2020 and Jun 14, 2021
Total Gross Win Bingo
% Vs. Same Halls 2019
EUR '000
71% 81% 66% 74% 82% 82% 83% 88% 87% 93% 95% 91% 93% 97% 95% 92% 86% 81% 58% 78% 147% 167% 134% 95% 96% 109% 88% 79%
Jun 15-21 W25
Jun 22-28 W26
Jul 29-05 W27
Jul 06-12 W28
Jul 13-19 W29
Jul 20-26 W30
aug-20 27-02 W31
aug-20 03-09 W32
aug-20 10-16 W33
aug-20 17-23 W34
aug-20 24-30 W35
sep-20 31-06 W36
sep-20 07-13 W37
sep-20 14-20 W38
sep-20 21-27 W39
oct-20 28-04 W40
oct-20 05-11 W41
oct-20 12-18 W42
oct-20 19-25 W43
jun-21 13-19 W23
jun-21 14-20 W24
jun-21 21-27 W25
jun-21 28-04 W26
jul-21 05-11 W27
jul-21 12-18 W28
jul-21 19-25 W29
jul-21 26-01 W30
aug-21 02-08 W31
aug-21 09-15 W32

Operational Update

- Reopening took place region by region on June 15, 2020, with strict health measures. At the end of October 2020, the government ordered by law the temporary closure of all Bingo Halls since October 26th and Slot Route business since November 6th.
- Since June 2021, our business has reopened region by region with a strong revenue recovery trend (higher than last year) mainly in bingo halls, driven by the mandatory closure of some competitors (enforcement of distance law in some regions)
- Since August 6 (end of week 31), the COVID passport has been implemented to access at bingo halls, bars and restaurants. Impact of this measure is still unclear.
- Please bear in mind that revenue comparison vs. 2019 is also affected by higher gaming taxes, higher retention on prizes and the need to present your Health ID Card to operate VLTs.

17

22.0 22.1 23.4 22.7 18.8 15.4 10.9 29.6% 30.5% 35.8% 38.3% 36.0% 33.1% 25.2% 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 4.9 6.4 5.2 6.8 4.2 2.6 1.8 2.2 27.1% 34.2% 30.7% 60.2% 34.9% 21.8% 16.0% 28.9% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 74.2 72.4 65.3 59.2 52.3 46.6 43.0 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 18.2 18.8 17.0 11.3 12.1 11.8 11.3 7.7 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Other Operations – Uruguay 2. Quarterly Revenue LTM Revenue Quarterly Adjusted EBITDA LTM Adjusted EBITDA (31.9%) (32.0%) (29.2%) (53.4%) (7.7%) (34.2%) 22.2% (67.4%) 18

Uruguay – Operational Performance 2. Total Gross Win HRU Total Gross Win CN • Accounting revenue for HRU gaming halls is subject to a revenue recognition mechanism that delayed the impact from the closings of the halls in our accounts . A ccounting revenue has been partially reduced , reflecting the closing of the halls from mid - March to early August 2020 and between April and June 2021 . • On March 26 , 2021 , HRU gaming halls and Carrasco Nobile were closed due to the worsening of the pandemic, therefore impacting our revenue generation . • Gaming Halls in HRU and Casino Carrasco reopened since July 12 . Racing was still taking place under strict, supervised health measures dictated by the Health Care Ministry and local agencies of OTBs were operating during G . Halls' closures . • Carrasco Nobile table revenues highly affected by volatility of high rollers in the first weeks of the reopening . • The Carrasco Hotel remains still closed due to Covid - 19 health measures . Strong revenue trend in slots with minor impact of tables volatility since the reopening of our gaming halls on July 12 . 19 Operational Update 56% 101% 104% 92% 77% 101% 89% 87% 73% 99% 84% 112% 70% 80% 94% 104% 67% 66% 83% 74% 72% 47% 82% 93% 96% 84% 87% 94% 112% 74% 95% 98% 84% 46% 98% 109% 79% 92% 109% W32 W33 W34 W35 W36 W37 W38 W39 W40 W41 W42 W43 W44 W45 W46 W47 W48 W49 W50 W51 W52 W53 W1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W28 W29 W30 W31 W32 06- 09 10- 16 17- 23 24- 30 31- 06 07- 13 14- 20 21- 27 28- 04 05- 11 12- 18 19- 25 26- 01 02- 08 09- 15 16- 22 23- 29 30- 06 07- 13 14- 20 21- 27 28- 03 04- 10 11- 17 18- 24 25- 31 01- 07 08- 14 15- 21 22- 28 01- 07 08- 14 15- 21 22- 28 12- 19 19- 25 26- 01 02- 08 09- 15 Aug Sep Oct Nov Dec Jan Feb Mar Jul Aug UYU$ '000 Total Gross Win 2020-21 % Vs. Total GW 2019 57% 114% 62% 109% - 12% 140% 181% 145% 85% 44% 150% 177% 93% 87% 58% 70% 84% 90% 131% 51% 65% 88% 93% 39% 167% 46% 92% 125% 150% 128% 138% 93% 148% 61% 76% 62% 50% 173% 197% W32 W33 W34 W35 W36 W37 W38 W39 W40 W41 W42 W43 W44 W45 W46 W47 W48 W49 W50 W51 W52 W53 W1 W2 W3 W4 W5 W6 W7 W8 W9 W10 W11 W12 W28 W29 W30 W31 W32 06- 09 10- 16 17- 23 24- 30 31- 06 07- 13 14- 20 21- 27 28- 04 05- 11 12- 18 19- 25 26- 01 02- 08 09- 15 16- 22 23- 29 30- 06 07- 13 14- 20 21- 27 28- 03 04- 10 11- 17 18- 24 25- 31 01- 07 08- 14 15- 21 22- 28 01- 07 08- 14 15- 21 22- 28 12- 19 19- 25 26- 01 02- 08 09- 15 Aug Sep Oct Nov Dec Jan Feb Mar Jul Aug UYU$ '000 Total Gross Win 2020-21 % Vs Total GW 2019 Closed between March 26 and July 12 Closed between March 26 and July 12

1.6 1.6 1.0 (1.0) (1.4) 0.8 1.0 0.9 33.6% 33.7% 21.1% 24.2% 29.6% 25.2% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 4.5 3.5 2.0 (0.8) (0.7) (1.4) 0.6 2.2 23.1% 17.3% 13.7% 10.1% 17.7% 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Margin (%) EUR mm 4.8 4.7 4.9 0.0 0.3 3.5 3.5 3.4 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm 19.7 20.3 14.6 0.0 0.0 8.0 5.8 12.5 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 EUR mm Other Operations – Panama and Colombia 2. Panama Quarterly Revenue Colombia Quarterly Revenue Panama Quarterly Adjusted EBITDA Colombia Quarterly Adjusted EBITDA 20 n.a n.a (2.9%) n.a n.a n.a (10.0%) n.a

2. Panama and Colombia – Operational Performance

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Positive trend in Colombia, above c.80% of 2019 revenue levels while Panama revenues gradually recovering after prior months tightened restrictions

Total Gross Win Panama



Affected by curfews at 10:00 pm
Total Gross Win 2021
% vs Total GW 2019
USD k
14%
17%
28%
18%
16%
32%
25%
27%
42%
69%
63%
73%
74%
87%
94%
80%
60%
59%
75%
69%
81%
83%
71%
63%
55%
76%
79%
71%
80%
77%
74%
84%

Week	2021 Jan W1	2021 Jan W2	2021 Jan W3	2021 Jan W4	2021 Feb W5	2021 Feb W6	2021 Feb W7	2021 Feb W8	2021 Mar W9	2021 Mar W10	2021 Mar W11	2021 Mar W12	2021 Apr W13	2021 Apr W14	2021 Apr W15	2021 Apr W16	2021 May W17	2021 May W18	2021 May W19	2021 May W20	2021 May W21	2021 Jun W22	2021 Jun W23	2021 Jun W24	2021 Jun W25	2021 Jul W26	2021 Jul W27	2021 Jul W28	2021 Jul W29	2021 Aug W30	2021 Aug W31	2021 Aug W32
Gaming Halls	9	4	4	3	3	3	3	3	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

- Since the reopening, the recovery trend was positive until late December, 2020, when temporary closings took place after Christmas season.
- On January 12, the Government ordered the closure of City of Panama until mid-March affecting our revenues levels.
- The Racetrack reopened on February 8.
- On March 6, the City of Panama reopened increasing our capacity to 10 gaming halls in operation as of May 2021.
- In June, further restrictions were implemented, including curfew at 10pm and closure of 2 halls on Sundays, consequently affecting our revenues. Since the end of July, some of those restrictions softened and in the last week of August revenues are c. 80% vs 2019.

Total Gross Win* Colombia



Total Gross Win 2021
% vs Total GW 2019
COP mm
54%
46%
54%
57%
57%
62%
71%
57%
81%
78%
83%
63%
82%
76%
79%
67%
67%
67%
64%
65%
53%
71%
68%
73%
59%
81%
76%
80%
79%
81%
87%
80%

Week	2021 Jan W1	2021 Jan W2	2021 Jan W3	2021 Jan W4	2021 Feb W5	2021 Feb W6	2021 Feb W7	2021 Feb W8	2021 Mar W9	2021 Mar W10	2021 Mar W11	2021 Mar W12	2021 Apr W13	2021 Apr W14	2021 Apr W15	2021 Apr W16	2021 May W17	2021 May W18	2021 May W19	2021 May W20	2021 May W21	2021 Jun W22	2021 Jun W23	2021 Jun W24	2021 Jun W25	2021 Jul W26	2021 Jul W27	2021 Jul W28	2021 Jul W29	2021 Aug W30	2021 Aug W31	2021 Aug W32
Gaming Halls	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9
Arcades	123	112	95	124	124	124	124	124	124	124	124	123	123	123	123	123	123	123	123	123	123	123	123	123	123	123	123	123	122	122	122	122

- Our Colombian business started to progressively reopen operations since the beginning of September.
- The recovery trend after the first two months was disrupted when temporary closings in certain cities (Bogota) were imposed in January.
- In April and May, new temporary restrictions have been imposed, softening our recovery trend.
- Since June, our trend continues to good perform, reaching c. 80% of 2019 revenue (with 8 arcades less).

(*) It excludes win associated to SB in third parties venues

21

2. Online Business

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Quarterly Revenue



+45.5%
+1.5%
Other
Latam
Spain
EUR mm
12.7 14.9 14.9 15.6 14.3 16.1 13.8 18.7 22.8 19.8 20.1
0.2 0.4 0.4 0.2 0.2 0.2
3.3 3.6 4.6 4.9 4.2 4.7 3.2 6.0 8.1 6.6 7.3
9.5 11.3 10.3 10.7 10.1 11.2 10.3 12.3 14.5 13.0 12.6
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2018 2019 2020 2021

Quarterly Growth Marketing Expenses(1)



EUR mm
2.7 4.5 2.2 5.7 4.4 2.0 3.4 4.4 6.4 7.2
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2019 2020 2021

Quarterly Adjusted EBITDA(2)



EUR mm
1.3 0.4 0.6 2.0 2.8 1.5 2.7 2.7 3.4 0.7 1.2
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2018 2019 2020 2021

LTM Revenue



+35.9%
+8.4%
Other LTM
Latam LTM
Spain LTM
EUR mm
44.5 50.6 54.1 58.2 59.8 60.9 59.9 62.9 71.3 75.1 81.4
0.1 0.3 0.7 1.0 1.1 1.1 1.0
11.2 12.3 14.1 16.4 17.3 18.4 16.9 18.0 21.9 23.9 27.9
33.3 38.2 40.0 41.8 42.4 42.3 42.2 43.9 48.3 50.1 52.4
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2018 2019 2020 2021

LTM Revenue Mix



Slots LTM
SB LTM
EUR mm
44.5 50.6 54.1 58.2 59.8 60.9 59.9 62.9 71.3 75.1 81.4
12.5 15.2 17.0 17.8 20.4 20.9 23.9 28.6 30.9 33.9 34.9
32.0 35.3 37.1 40.4 39.5 40.1 36.0 34.3 40.4 41.2 46.5
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2018 2019 2020 2021

LTM Adjusted EBITDA(1)



EUR mm
4.6 5.4 4.6 4.3 5.8 6.9 9.0 9.8 10.4 9.6 8.0
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2018 2019 2020 2021

(1) Excluded from Adjusted EBITDA definition
(2) Online EBITDA has been adjusted retroactively to reflect pure online results excluding contribution from global platform services (that serve both retail and online sports betting and casino businesses)

22

Online Business – Monthly Evolution 2. Monthly Net Gaming Revenue by Region Monthly Net Gaming Revenue Mix +15.0% 23 3.6 3.6 3.6 3.6 3.0 3.6 4.1 4.1 3.0 2.7 3.3 4.3 4.2 3.9 4.3 4.9 3.1 4.8 4.6 4.8 3.6 4.1 4.5 4.0 1.4 1.7 2.1 1.6 1.4 1.8 1.9 2.0 1.2 1.0 1.1 1.5 1.9 2.4 2.5 2.9 2.6 2.7 2.9 2.4 2.0 2.4 2.8 2.8 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.3 0.3 0.2 0.4 0.3 0.2 0.2 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 5.0 5.3 5.8 5.3 4.5 5.4 6.1 6.2 4.3 4.0 4.7 6.0 6.4 6.5 7.0 8.0 5.8 7.6 7.6 7.3 5.7 6.6 7.4 6.9 Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Ene Feb Mar Apr May Jun 2019 2020 2021 EUR mm Spain Latam Others 3.1 3.6 3.9 3.2 2.3 2.9 4.0 4.1 2.4 1.3 1.6 3.1 3.3 3.2 3.5 5.3 3.1 4.6 4.6 4.2 2.7 3.7 4.3 4.0 1.9 1.7 1.9 2.1 2.2 2.6 2.1 2.1 1.9 2.7 3.1 2.8 3.1 3.3 3.4 2.7 2.7 2.9 2.9 3.1 3.1 2.9 3.0 3.0 5.0 5.3 5.8 5.3 4.5 5.4 6.1 6.2 4.3 4.0 4.7 6.0 6.4 6.5 7.0 8.0 5.8 7.6 7.6 7.3 5.7 6.6 7.4 6.9 Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Ene Feb Mar Apr May Jun 2019 2020 2021 EUR mm SB Slots

State of Play - Updated Timeline 2. Since the end of July, all of our retail operations are open with restrictions . 24 1Q 2Q 3Q January February March April May June July August September 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 1 10 20 31 Gaming Halls - GBA Gaming Halls - MDQ EDOMEX MEX CITY Rest of States Panama Gaming Halls Colombia Gaming Halls Racetrack Gaming Halls Route Arcades & Gaming Halls Gaming Halls Route Business Online Closed Open with Restrictions Partially Opened (i.e. regional or local closings) Open without Restrictions Italy Mexico Spain Uruguay 4Q Argentina

Corporate presentation Table of Contents 25 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. 2021 Outlook • 5. Appendix

3.3 (9.4) 4.6 1.8 0.2 4.6 (1.9) (15.7) (2.9) (1.0) (2.3) 1 2 3 4 5 6 7 8 9 10 H1 2021 WK EUR mm H1 2021 Working Capital 3. Others Sponsorships Taxes Operational 5 1 2 3 4 • Net positive variations related to 0 . 5 % network canon ( Italy) . • Net decrease of deferred taxes ( Spain) . • Increase on PREU and Canon deferred payments (Italy) . • Other payments of deferred operational taxes (Argentina, Mexico) • Increase of receivables from Uruguayan gaming authority (HRU revenue collection mechanism for gaming halls) • Deferral of payments to operational suppliers (across all business units) • Differences between accrued and paid Sponsorships . • Inflows from the transfer of the lease of a closed hall • Net difference between accrued and paid Government contributions to horse - racing prizes in Uruguay and Panama . • Others, including Personnel expenses and other accrued non - cash provisions . 6 7 8 26 9 Figures in EUR mm, except where noted otherwise. 10

51.9 44.5 26.5 27.7 2020 Jun-21 Total Capex Financing Overdue - 11.8 0.0 - 1.8 - 6.0 14.0 - 1,1 31.1 - 21.6 2016 2017 2018 2019 2020 Jun-21 Spain Italy Working Capital and deferred payables (1) 3. Net Working Capital Evolution – EoP Variation (€ mm) (1) Figures as per end of period closing balances on Balance sheet. Will vary vs. those in the CF statement. (2) Figures for Spain and Italy. 27 EoP Outstanding Balance – Overdue Commercial Payables (€ mm) Capex Financing Evolution – EoP Variation (€ mm) Deferred Gaming Taxes (2) Evolution – EoP Variation (€ mm) EoP Outstanding Balance – Capex Financing (€ mm) EoP Outstanding Balance – Deferred Gaming Taxes (2) (€ mm ) € 35 - €45 mm Capex Financing run rate 45.1 18.6 - 2.3 17.1 - 16.9 - 49.7 3.6 2016 2017 2018 2019 2020 Jun-21 7.2 8.4 50.2 - 9.8 - 6.2 - 7.4 2016 2017 2018 2019 2020 Jun-21 (22.7) 28.0 24.0 2020 Jun-21 73.2 50.6 2020 Jun-21

3. Consolidated Free Cash Flow(1,2)

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Figures in EUR mm, except where noted otherwise.

	2016	2017	2018	2019					2020					2021	
	FY	FY	FY	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY	1Q	2Q
Adjusted EBITDA	**270.2**	**273.6**	**367.4**	**80.9**	**76.4**	**79.9**	**81.8**	**319.0**	**47.7**	**(23.7)**	**4.6**	**(6.1)**	**22.5**	**3.5**	**18.1**
(-) Capitalized Operating Leases	0.0	0.0	(84.5)	(17.9)	(17.6)	(17.3)	(17.1)	(69.9)	(17.0)	(15.3)	(14.5)	(15.1)	(61.9)	(14.7)	(14.7)
(-) Corporate Income Tax Paid	(49.9)	(70.9)	(51.8)	(10.6)	(12.7)	(7.8)	(9.7)	(40.8)	(5.4)	(1.0)	(0.9)	(1.8)	(9.1)	(1.6)	(1.0)
(-) Maintenance Capex	(80.4)	(78.4)	(82.1)	(15.6)	(17.6)	(14.6)	(25.1)	(72.9)	(11.4)	(6.7)	(3.3)	(10.1)	(31.5)	(4.3)	(7.5)
(-) Increase in Net Working Capital	18.9	(13.8)	(7.5)	(21.6)	17.0	(7.6)	13.2	1.0	9.9	8.3	25.5	14.1	57.8	(10.2)	0.8
(-) Dividends Paid, net	(4.6)	(5.8)	(7.5)	(2.2)	(1.0)	(0.9)	(2.4)	(6.5)	(2.2)	(0.4)	(0.5)	0.0	(3.1)	(0.3)	0.0
FCF before Growth Capex	**154.5**	**104.8**	**134.0**	**13.1**	**44.4**	**31.7**	**40.7**	**129.9**	**21.6**	**(38.8)**	**10.9**	**(19.0)**	**(25.3)**	**(27.6)**	**(4.4)**
(-) NNRR Items (Exc. Growth Online)	(71.8)	(26.8)	(42.7)	(0.3)	(3.0)	(5.9)	(7.8)	(17.1)	(3.3)	(4.7)	(8.6)	(11.8)	(28.3)	(4.2)	(1.9)
(-) Cash Interest Expense	(32.6)	(80.5)	(68.8)	(3.8)	(31.0)	(2.8)	(31.2)	(68.8)	(3.2)	(30.3)	(14.1)	(34.2)	(81.8)	(2.0)	(31.7)
Discretionary Cash Flow	**50.1**	**(2.5)**	**22.4**	**9.0**	**10.4**	**23.0**	**1.7**	**44.0**	**15.1**	**(73.8)**	**(11.8)**	**(65.0)**	**(135.4)**	**(33.8)**	**(37.9)**
(-) Growth Capex	(8.4)	(39.8)	(81.3)	(0.8)	(3.6)	(6.4)	(7.1)	(17.9)	(2.4)	(0.6)	(0.8)	(2.4)	(6.2)	(0.1)	(0.7)
(-) Online Marketing growth spend(3)	0.0	0.0	0.0	(2.7)	(4.5)	(2.2)	(5.7)	(15.1)	(4.4)	(2.0)	(3.4)	(4.4)	(14.3)	(6.4)	(7.2)

LTM FCF before Growth Capex



EUR mm
154.5
104.8
134.0
129.9
138.5
55.3
34.5
(25.3)
(74.4)
(40.0)
4Q 2016
4Q 2017
4Q 2018
4Q 2019
1Q
2Q
3Q
4Q
2020
1Q
2Q
2021

LTM Discretionary Cash Flow



EUR mm
50.1
(2.5)
22.4
44.0
50.3
(33.9)
(68.7)
(135.4)
(184.3)
(148.5)
4Q 2016
4Q 2017
4Q 2018
4Q 2019
1Q
2Q
3Q
4Q
2020
1Q
2Q
2021

(1) Consolidated free cash flow, as defined herein, reflects consolidated adjusted EBITDA Post-IFRS16 less i) corporate income taxes paid, ii) total capital expenditures and iii) increases in net working capital.
(2) Inflation accounting adjustments are non-cash items with no impact on cash flow generation.
(3) Figures for 2016, 2017 and 2018 were not significant and not excluded from adjusted EBITDA.

28

3. Credit Profile[1]

codere

Figures in EUR mm, except where noted otherwise.

Total Gross Debt[2]



+113.5
1,283.6
245.7
208.3
742.1
83.2
4.4
Dec-20
1,397.1
92.6
246.7
197.3
773.6
83.0
3.8
Jun-21
Capital Leases Pre-IFRS16
SSNs
NSSNs
OpCo Debt
Capital Leases IFRS16
Bridge notes

Uruguay (HRU)	*21.1*
Uruguay (CN)	*17.6*
Uruguay	38.7
Mexico	28.7
Panama	6.0
Spain	3.4
Italy	6.0
Colombia	0.1
Total[3]	**83.0**

Leverage Ratio[4]

(Net Debt[5] / LTM Adjusted EBITDA)



+0.4x
3.7x
4.1x
Dec-20
Jun-21

Total Cash in Balance



(37.4)
110.3
93.1
70-75
Dec-20
Jun-21
Expected Sep-21

Interest Expense[6]



+14.3
135.0
48.7
Cash
86.3
26.9
19.7
33.5
5.6
0.6
Dec-20
149.3
51.4
11.1
Cash
95.1
26.9
18.5
35.3
5.5
0.6
Jun-21
Capital Leases Pre-IFRS16
SSNs
NSSNs
SSNs PIK
OpCo Debt
Capital Leases IFRS16
Bridge notes
Bridge Notes PIK

(1) Figures reflect consolidated accounts, except where noted otherwise.
(2) Figures include accrued interest and impact of deferred financing fees. Gross debt and leverage figures will vary from Q4 2020 results as they now exclude fair value adjustments related to the 2020 refinancing.
(3) In the €83.0 mm of Opco debt as of June 30, 2021, €69,5 mm is in non-guarantor companies.
(4) Proforma over 2019 Adjusted EBITDA.
(5) As per corporate financing documents, figures reflect total outstanding principal amounts net of cash and cash equivalents. Figures include accrued interest and impact of deferred financing fees, which, for covenant calculation purposes, would be excluded (i.e. financial debt and leverage would be lower). Likewise, covenants are calculated prior to IFRS16 (i.e. Capitalized Operating Leases are not included in Gross Debt nor Adjusted EBITDA).
(6) Figures based on end of period financial debt outstanding and interest rates; excludes amortization of deferred financing fees.

29

Corporate presentation Table of Contents 30 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. 2021 Outlook • 5. Appendix

4. 2021 Outlook

codere

2021 updated Adjusted EBITDA projections vs. those published in April 2021 (within the Lock-Up Agreement Announcement).

2021E Adjusted EBITDA

Figures in EUR mm, except where noted otherwise.



Impact Range
162.7
(8.1)
(25) – (45)
130.0
110.0
April 2021 Projection
H1 2021
H2 2021 E
September 2021 Projection

2021E Updated Adjusted EBITDA

- 2021 expected Adjusted EBITDA has been updated to take into account:
  - the extended closings in Italy, Argentina and Uruguay during the second quarter
  - a more protracted process to relieve existing operational restrictions across the entire portfolio due to the continued uncertainty around the evolution of the pandemic, with an specific emphasis on markets such as Mexico or, to a lesser extent, Argentina.

H1 2021

Closures

- Negatively impacted by the mandatory closure of halls since mid-April in Argentina.
- Delay in the reopening of Italy (June vs. April/May).
- Closure of halls in Uruguay (since end of March).

Mitigation strategies

- Higher savings in Spain, mostly in operating personnel and gaming taxes.
- Sustained higher savings in the rest of our markets.
- Positively affected by accounting revenue recognition in HRU, despite the closure of halls and Carrasco in Q2 in Uruguay.

H2 2021

Closures

- Closings continued in Argentina and Uruguay until the end of July and mid-July, respectively.
- In Mexico, as of today 5 halls are closed, with uncertainty about opening date.

Restrictions – April projections considered progressive return to full operational capacity in H2 2021

- Restrictions increased with the closure of some halls in H2 2021 along with the worsening of the pandemic since July (lower visits in halls).
- More complex context in Mexico. New wave of COVID implies not only some closures and restrictions but also a reduction in visits to our halls, affecting our revenues.
- Implementation of *GreenPass* (Covid passport to access our halls) since August in Italy, with still unclear impact.

Mitigation strategies

- Sustained efforts on cost reduction, although most of the government's subsidies plans are no longer applicable (support personnel on temporary leave in Spain and Italy, etc.)

31

Corporate presentation Table of Contents 32 • 1. Trading Update • 2 . Operational Results • 3 . Liquidity and Credit Overview • 4. 2021 Outlook • 5. Appendix

35.98 37.51 39.58 43.08 42.74 42.61 43.09 43.89 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 1.11 1.11 1.10 1.10 1.17 1.19 1.21 1.21 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 21.61 21.32 22.06 25.66 25.84 24.48 24.50 24.12 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 56.14 65.76 67.79 74.51 85.77 95.40 106.74 113.41 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Exchange Rate Evolution (Period Average) 5. EUR / ARS EUR / MXN EUR / USD USD / UYU (1) Figures calculated Post - IFRS16. (2) All countries are affected in March by the closure of halls and previous restrictions for the COVID 19 pandemic. +6.2% +52.2% (1.6%) (6.0%) (1.9%) (1.9%) n.a +10.0% 33

36.94 37.31 43.01 42.21 42.58 42.34 44.19 43.58 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 1.09 1.12 1.10 1.12 1.17 1.23 1.17 1.19 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 21.49 21.19 25.73 25.86 25.93 24.46 23.97 23.66 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 62.71 67.28 70.63 78.90 89.19 103.26 107.87 113.75 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 2019 2020 2021 Exchange Rate Evolution (End of Period) 5. EUR / ARS EUR / MXN EUR / USD USD / UYU (1) Figures calculated Post - IFRS16. (2) All countries are affected in March by the closure of halls and previous restrictions for the COVID 19 pandemic. +5.5% +44.2% (1.3%) (8.5%) (1.4%) +3.2% +1.7% +6.2% 34

For additional information, please contact: Investor Relations inversor@codere.com +34 91 354 2819